UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of the Issuer)

PAGONXT MERCHANT SOLUTIONS, S.L.
GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Names of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
Attention: Cassio Schmitt, Chief Executive Officer
Telephone: +55 (11) 5184-9002

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Manuel Garciadiaz Michael J. Willisch Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 6 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 6”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule 13E-3” or the “Statement”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), and Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”). The Schedule 13E-3 relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule 13E-3 as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule 13E-3 as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). The U.S. Offer commenced on October 31, 2022, and the initial offering period of the U.S. Offer expired at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on November 30, 2022. The subsequent offering period expired at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on February 9, 2023.

The information contained in the U.S. Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on October 31, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule TO”) and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on November 14, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in the Statement are qualified in their entirety by the information contained in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9 of the information required to be included in response to the respective items of the Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 6 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Amendment No. 6 concerning each filing person has been supplied by such filing person.

Except as otherwise set forth in this Amendment No. 6, the information set forth in the Schedule 13E-3, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 6. This Amendment No. 6 should be read together with the Schedule 13E-3. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule 13E-3 and heading references herein refer to the Schedule 13E-3.

ITEM 15. OTHER INFORMATION

Item 15(c) is hereby supplemented as follows:

(c) Other Material Information

On February 9, 2023, the shareholders of the Company approved the redemption by the Company of any Unaffiliated Securities that remain outstanding after the Offers. The price in the Squeeze-Out shall be the price per Security payable during the initial offering period in respect of the Securities, as adjusted by the SELIC rate from the initial date of settlement of the Offers (i.e., December 5, 2022) until payment of the Squeeze-Out price. Purchaser understands that the Company expects to pay the Squeeze-Out price to holders of Shares and Units (including to the Custodian with respect to the ADSs) within 15 days of the date of the EGM, i.e. by February 24, 2023. The Squeeze-Out price with respect to the ADSs will be paid out to holders of ADSs by The Bank of New York Mellon, as depositary for the ADSs. Holders of ADSs will receive payment in U.S. dollars.

Following the conclusion of the EGM and pursuant to Brazilian law, the Brazilian Subsequent Offering Period automatically expired as scheduled. According to information provided by Banco Santander (Brasil) S.A., as bookkeeper of the Shares and Units (the “Bookkeeper”), as of the expiration time of the Brazilian Subsequent Offering Period, a total of 755,169 Common Shares, 1,621,995 Preferred Shares and 21,992,218 Units, representing in the aggregate, on a per Share basis, approximately 2.5% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Brazilian Offer during the Brazilian Subsequent Offering Period. In addition, on February 9, 2023 at 5:00 p.m. New York City time (7:00 p.m. São Paulo time), the U.S. Subsequent Offering Period expired as scheduled. As of the expiration time of the U.S. Subsequent Offering Period, according to information provided by The Bank of New York Mellon, as Tender Agent in the U.S. Offer, a total of 388,132 ADSs, representing in the aggregate, on a per Share basis, approximately 0.1% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the U.S. Offer during the U.S. Subsequent Offering Period. No Shares or Units were tendered in the U.S. Offer.

As a result:

·	according to information provided by the Tender Agent and the Bookkeeper, a total of 755,169 Common Shares, 1,621,995 Preferred Shares, 21,992,218 Units and 388,132 ADSs representing in the aggregate, on a per Share basis, approximately 2.6% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Offers during the U.S. Subsequent Offering Period and the Brazilian Subsequent Offering Period; and

·	according to information provided by the Tender Agent, the Bookkeeper and B3, a total of 1,827,151 Common Shares, 4,376,675 Preferred Shares, 32,097,323 Units and 17,744,372 ADSs representing in the aggregate, on a per Share basis, approximately 7.6% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Offers (including the initial offering periods in both the U.S. and Brazil) in the aggregate.

All applicable conditions having been satisfied, Purchaser accepted for payment, and expects to pay for, all Securities validly tendered into and not validly withdrawn from the U.S. Subsequent Offering Period for which payment has not already been made pursuant to the terms of the U.S. Subsequent Offering Period. As a result, Purchaser’s shareholding in the Company will increase to 1,819,121,317 Shares representing approximately 97.5% of the Company’s outstanding share capital.

Promptly after the date hereof, Purchaser intends to take or cause the Company to take any actions necessary to effect the NASDAQ Delisting, the SEC Deregistration and to terminate the Deposit Agreement pursuant to its terms.

The minutes of the EGM are attached as Exhibit (a)(5)(xxi) to the Schedule 13E-3 and are incorporated herein by reference. The press release issued by Purchaser in respect of the final results of the Offers is attached as Exhibit (a)(5)(xxii) to the Schedule 13E-3 and is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby supplemented to include the following:

Exhibit No.	Description
(a)(1)(xiii)	Amendment No. 5 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on February 10, 2023).
(a)(2)(vi)	Amendment No. 5 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on February 10, 2023).
(a)(5)(xxi)	Minutes of the Extraordinary Shareholders’ Meeting of the Company held on February 9, 2023 (incorporated by reference to Exhibit (a)(5)(xvi) to the Schedule 14D-9/A filed by the Company on February 10, 2023).
(a)(5)(xxii)	Press Release by Purchaser dated February 10, 2023 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO-T/A filed by Purchaser on February 10, 2023).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 10, 2023	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
Name: Ignacio Narvarte Ichazo
Title: Deputy Chief Executive Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

By:	/s/ Cassio Schmitt
Name: Cassio Schmitt
Title: Chief Executive Officer

By:	/s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ix)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(1)(x)	Amendment No. 2 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 21, 2022).
(a)(1)(xi)	Amendment No. 3 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 29, 2022).
(a)(1)(xii)	Amendment No. 4 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on January 9, 2023).
(a)(1)(xiii)	Amendment No. 5 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on February 10, 2023).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(2)(ii)	Amendment No. 1 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on December 1, 2022).
(a)(2)(iii)	Amendment No. 2 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on December 21, 2022).
(a)(2)(iv)	Amendment No. 3 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on December 29, 2022).
(a)(2)(v)	Amendment No. 4 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on January 9, 2023).
(a)(2)(vi)	Amendment No. 5 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on February 10, 2023).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).

Exhibit No.	Description
(a)(5)(iv)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(v)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vi)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vii)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(viii)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(ix)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).
(a)(5)(x)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(xi)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(a)(5)(xii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(xiii)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xiv)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xv)	Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(5)(xvi)	Press Release by Purchaser dated December 1, 2022 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(5)(xvii)	Material Fact issued by the Company on December 21, 2022, announcing the proposed squeeze-out of Unaffiliated Security Holders (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-T/A filed by Purchaser on December 21, 2022).
(a)(5)(xviii)	Material Fact issued by the Company on December 29, 2022, announcing the termination of its registration as a publicly-held Company in Brazil (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO-T/A filed by Purchaser on December 29, 2022).
(a)(5)(xix)	Call Notice for the Extraordinary Shareholders’ Meeting of the Company to be held on February 9, 2023 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO-T/A filed by Purchaser on January 9, 2023).
(a)(5)(xx)	Press Release by Purchaser dated January 9, 2023 (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO-T/A filed by Purchaser on January 9, 2023).
(a)(5)(xxi)	Minutes of the Extraordinary Shareholders’ Meeting of the Company held on February 9, 2023 (incorporated by reference to Exhibit (a)(5)(xvi) to the Schedule 14D-9/A filed by Purchaser on February 10, 2023).

Exhibit No.	Description
(a)(5)(xxii)	Press Release by Purchaser dated February 10, 2023 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO-T/A filed by Purchaser on February 10, 2023).
(b)	Not applicable.
(c)(1)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to Annex I to the Schedule 14D-9 filed by the Company on November 14, 2022).
(c)(2)	Fairness opinion by BR Partners Assessoria Financeira Ltda. dated November 10, 2022 (incorporated by reference to Annex II to the Schedule 14D-9 filed by the Company on November 14, 2022).
(d)	Not applicable.
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.*

* Filed herewith.